Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164096

PROSPECTUS SUPPLEMENT NO. 1

DATED JANUARY 21, 2014

TO PROSPECTUS DATED NOVEMBER 4, 2013

U-Swirl, Inc.

1,725,000 Shares of Common Stock

This prospectus supplement supplements the Prospectus dated November 4, 2013 of U-Swirl, Inc. relating to the sale of up to 1,725,000 shares of the common stock of U-Swirl, Inc. upon the exercise of redeemable Class C warrants issued in our public offering as a component of the units sold by us in the offering.  You should read this prospectus supplement in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.  This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement supersedes the information in that document.

RECENT DEVELOPMENTS

On January 21, 2014, we filed with the Securities and Exchange Commission our Quarterly Report on Form 10-Q for the period ended November 30, 2013, the text of which is attached hereto.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  SEE "RISK FACTORS," BEGINNING AT PAGE 6 OF THE PROSPECTUS, FOR A DISCUSSION OF THESE RISKS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THE PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT TO THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is January 21, 2014.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q
(Mark One)
[x]           QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the quarterly period ended November 30, 2013

[  ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from                                                                                      to

Commission file number 0-53130

U-SWIRL, INC.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	43-2092180 (IRS Employer Identification No.)

1175 American Pacific, Suite C, Henderson, Nevada 89074
(Address of principal executive offices)                   (Zip Code)

(702) 586-8700
(Registrant’s telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  [x]Yes[  ]No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   [x]Yes[  ]No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  [  ]Yes   [x] No

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date: 15,307,776 shares of Common Stock, $0.001 par value, as of January 20, 2014

U-SWIRL, INC.
CONSOLIDATED BALANCE SHEETS

	November 30, 2013	February 28, 2013
ASSETS	Unaudited

Current assets
Cash	$556,053	$358,527
Accounts receivable, net	182,758	113,681
Accounts receivable, related party	10,629	8,597
Inventory	75,307	98,511
Prepaid expenses	131,383	24,592
Total current assets	956,130	603,908

Leasehold improvements, property and equipment, net	1,901,317	2,235,716

Other assets
Deposits	39,452	39,086
Franchise rights	800,000	800,000
Other assets	34,576	39,153
Total other assets	874,028	878,239

Total assets	$3,731,475	$3,717,863

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$604,633	$653,161
Accounts payable, related party	145,325	11,792
Current portion of long-term debt, related party	107,168	-
Total current liabilities	857,126	664,953

Deferred rent	75,931	126,792
Deferred revenue	286,389	296,500
Deferred revenue, related party	30,000	30,000
Notes payable, related party	541,743	906,579
Total liabilities	1,791,189	2,024,824

Stockholders' equity
Preferred stock; $0.001 par value; 25,000,000 shares
authorized, no shares issued and outstanding	-	-
Common stock; $0.001 par value; 100,000,000 shares
authorized, 15,189,588 and 14,402,088 shares issued
and outstanding, respectively	15,190	14,402
Common stock payable	106	750
Prepaid equity-based compensation	(79,864)	(94,399)
Additional paid-in capital	9,144,424	9,042,111
Accumulated deficit	(7,139,570)	(7,269,825)
Total stockholders' equity	$1,940,286	$1,693,039

The accompanying notes are an integral part of these financial statements.

U-SWIRL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED

	For the Three Months Ended		For the Nine Months Ended
	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012

Revenues
Cafe sales, net of discounts	$742,377	$487,216	$3,374,099	$1,877,288
Franchise royalties and fees	297,121	118,493	1,075,265	419,817
Total revenues	1,039,498	605,709	4,449,364	2,297,105

Cafe operating costs
Food, beverage and packaging costs	277,008	164,775	1,106,674	608,960
Labor and related expenses	256,127	129,950	874,976	426,237
Occupancy and related expenses	202,777	116,352	683,404	343,355
Marketing and advertising	73,511	18,610	162,265	57,249
General and administrative	372,740	245,113	1,198,870	856,910
Depreciation and amortization	61,318	77,574	272,266	231,114
Total costs and expenses	1,243,481	752,374	4,298,455	2,523,825
Income (loss) from operations	(203,983)	(146,665)	150,909	(226,720)

Interest income	-	439	-	774
Interest expense	6,367	(555)	(20,654)	(726)

Income (loss) from continuing operations before income taxes	(197,616)	(146,781)	130,255	(226,672)
Provision for income taxes	-	-	-	-
Net income (loss)	$(197,616)	$(146,781)	$130,255	$(226,672)

Net earnings (loss) per common share, basic and diluted	$(0.01)	$(0.03)	$0.01	$(0.05)

Weighted average common shares outstanding,
basic and diluted	15,393,297	4,966,990	14,730,088	4,933,796

The accompanying notes are an integral part of these financial statements.

U-SWIRL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED

	For the Nine Months Ended
	November 30, 2013	November 30, 2012

Cash flows from operating activities:
Net income (loss)	$130,255	$(226,672)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	317,021	231,114
Loss on disposition of café assets	355,245	-
Gain on retirement of non-recourse debt, related party	(420,991)	-
Accrued interest on notes payable, related party	41,645	-
Amortization of prepaid stock-based compensation	14,535	-
Issuance of common stock as compensation	-	23,100
Amortization of stock-based compensation	38,977	87,557
Changes in operating assets and liabilities:
Accounts receivable, net	(69,077)	55,953
Inventory	23,204	10,127
Prepaid expenses	(106,791)	(3,169)
Deposits	(366)	(70,470)
Accounts payable and accrued liabilities	(48,528)	34,446
Accounts payable, related party	133,533	-
Deferred rent	(50,861)	(62,821)
Deferred revenue	(10,111)	(95,000)
Net cash provided by operating activities	347,690	(15,835)

Cash flows from investing activities:
Accounts receivable, related party	(2,032)	(2,311)
Purchases of property and equipment	(337,867)	(6,406)
Decrease in other assets	4,577	4,576
Net cash (used in) provided by investing activities	(335,322)	(4,141)

Cash flows from financing activities:
Payments on capital lease obligation	-	(3,650)
Proceeds from notes payable, related party	126,170	-
Repayments on notes payable, related party	(4,492)	-
Proceeds from issuance of common stock	63,480	-
Net cash provided by (used in) financing activities	185,158	(3,650)

Net change in cash	197,526	(23,626)

Cash, beginning of period	358,527	215,136

Cash, end of period	$556,053	$191,510

Supplemental disclosure of cash flow information:
Interest paid	$118	$726
Income tax paid	$-	$-
Disposition of café assets in connection with café closings	$400,000	$-
Forgiveness of non-recourse debt in connection with café closings	$(400,000)	$-

The accompanying notes are an integral part of these financial statements.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

1.	DESCRIPTION OF BUSINESS

U-Swirl, Inc. was incorporated in the state of Nevada on November 14, 2005 and its wholly-owned subsidiary, U-Swirl International, Inc. (“USI”) was incorporated in the state of Nevada on September 4, 2008 (collectively referred to as the “Company”).

In September 2008, the Company acquired the worldwide rights to the U-Swirl Frozen YogurtTM concept.  The U-Swirl concept allows guests a broad choice in frozen yogurt by providing an assortment of non-fat and low-fat flavors, including tart, traditional and no sugar-added options and numerous toppings, including seasonal fresh fruit, sauces, candy and granola. Guests serve themselves and pay by the ounce instead of by the cup size.

In January 2013, the Company entered into agreements to acquire Aspen Leaf Yogurt café assets, consisting of leasehold improvements, property and equipment, for six Aspen Leaf Yogurt cafés and the franchise rights to Yogurtini self-serve frozen yogurt chains from Rocky Mountain Chocolate Factory, Inc. (“RMCF”) in exchange for a 60% controlling ownership interest in the Company, a warrant that allows RMCF to maintain its pro rata ownership interest if existing stock options and/or warrants are exercised, and notes payable totaling $900,000 (the “Rocky Mountain Transaction”).

As a result of the change in control occurring in connection with the aforementioned transactions, the Company has been deemed to have been acquired by RMCF. Following the Rocky Mountain Transaction, the Company retained a significant minority interest of the issued and outstanding common stock. Due to the significant minority interest, the fair value increments and decrements have not been included in the accompanying financial statements. As the accounting acquirer, RMCF will consolidate the Company’s results of operations in its financial statements.

In October 2013, the Company acquired the franchise rights to nine self-serve frozen yogurt cafés and license agreements to two self-serve frozen yogurt cafés from Josie’s Frozen Yogurt, LLC.  Subsequent to closing the transaction, a Josie's franchisee closed one café.  In November 2013, the Company closed four of its under-performing company-owned Aspen Leaf Yogurt cafés.  As of November 30, 2013 the Company had the following locations:

	Number of locations
	U-Swirl	Aspen Leaf	Josie’s	Yogurtini	Total
Company-owned cafés	6	2	-	-	8
Franchised cafés	31	9	10	27	77
Total	37	11	10	27	85

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the United States Securities and Exchange Commission for interim financial information.

These unaudited interim financial statements should be read in conjunction with the Company’s Transition Report on Form 10-K for the two-month transition period ended February 28, 2013, which contains audited financial statements and notes thereto covering that period.

Certain information or footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted, pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial reporting.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows.  It is management's

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

opinion, however, that all material adjustments have been made which are necessary for a fair financial statement presentation.  The interim results for the nine months ended November 30, 2013 are not necessarily indicative of results for the full fiscal year.

Year-End - Effective January 14, 2013, the Company’s Board of Directors adopted a fiscal year ending on the last day of February.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Cash - The Company considers all highly liquid instruments purchased with a maturity of three months or less at date of acquisition to be cash equivalents.  There were no cash equivalents at November 30, 2013 or February 28, 2013.

Accounts Receivable - During the normal course of business, the Company extends credit to its franchisees for inventory, supplies and fees.  The Company monitors its exposure to losses on accounts receivable and maintains an allowance for potential losses or adjustments.  The Company reserves an amount based on the evaluation of the aging of accounts receivable, detailed analysis of high-risk customer accounts, and the overall market and economic conditions of its customers.  Past due accounts receivable balances are written off when the Company’s collection efforts have been unsuccessful in collecting the amount due.

Inventory - Inventories consisting of food, beverages, and supplies are stated at the lower of cost or market, including provisions for spoilage commensurate with known or estimated exposures which are recorded as a charge to cost of sales during the period spoilage is incurred.  The Company did not incur significant charges to cost of sales for spoilage during the periods ended November 30, 2013 and February 28, 2013.

Prepaid Expenses - Prepaid expenses include costs incurred for prepaid rents, insurance, professional fees and deferred offering costs.  The Company capitalizes certain costs associated with the offering of its stock and adjusts the deferred cost to offset offering proceeds upon closing of the offering or expenses the costs upon abandonment of the offering.

Leasehold Improvements, Property and Equipment - Leasehold improvements, property and equipment are stated at cost less accumulated depreciation.  Expenditures for property acquisitions, development, construction, improvements and major renewals are capitalized.  The cost of repairs and maintenance is expensed as incurred.  Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets.  Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets.  Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected as a gain or loss from operations.

The estimated useful lives are:

Café equipment	7 years
Signage	7 years
Furniture and fixtures	7 years
Computer equipment	5 years
Vehicles	5 years
Leasehold improvements	10 years

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

Company-owned cafés currently under development are accounted for as construction-in-process. Construction-in-process is recorded at acquisition cost, including leasehold improvements, equipment expenditures, professional fees and interest expenses capitalized during the course of construction for the purpose of financing the project. Upon completion and readiness for use of the project, the cost of construction-in-process is transferred to the appropriate asset group. As of November 30, 2013 and February 28, 2013, the Company did not have any construction-in-process.

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of leasehold improvements, property and equipment or whether the remaining balance of property and equipment should be evaluated for possible impairment.  Based on its evaluation, the Company has determined that no impairment exists as of November 30, 2013.

Deposits - Deposits consist of security deposits for multiple locations and a sales tax deposit held with the state of Nevada.

Franchise Rights - The Company tests franchise rights for impairment annually, and more frequently if impairment indicators are present. Recoverability of the franchise rights is evaluated through comparison of the fair value of each of its reporting units with its carrying value. To the extent that a reporting unit’s carrying value exceeds the implied fair value of its franchise rights, an impairment loss is recognized. Based on its evaluation, the Company has determined that no impairment exists as of November 30, 2013.

Deferred Rent - Rent expense for company-owned leases, which provide for escalating rents over the terms of the leases, is recorded on a straight-line basis over the lease terms.  The lease terms began when the Company had the right to control the use of the property, which was before rent payments were actually due under the leases.

The difference between the rent expense and the actual amount payable under the terms of the leases is recorded as a leasehold improvement asset and deferred rent liability on the balance sheets and as both an investing activity and a component of operating activities on the statements of cash flows.

Revenue Recognition Policy - The Company recognizes revenue once pervasive evidence that an agreement exists; the product has been rendered; the fee is fixed and determinable; and collection of the amount due is reasonably assured.

Revenue from company-owned café sales is recognized when food and beverage products are sold.  Café sales are reported net of sales discounts.

Revenue earned as a franchisor is derived from cafés in the Company’s worldwide territory and includes initial franchise fees and royalties.  Initial franchise fee revenue from a the sale of a franchise is recognized when the Company has substantially performed or satisfied all of its material obligations relating to the sale up through the point at which the franchisee is able to open the franchised café, and the Company has no intention of refunding the entire initial franchise fee or forgiving an unpaid note for the entire initial franchise fee.  Substantial performance has occurred when the Company has (a) performed substantially all of its initial services required by the franchise agreement, such as providing to the franchisee (1) a copy of the Operations Manual; (2) assistance in site selection and selection of suppliers of equipment, furnishings, and food; (3) lease review and comments about the lease; and (4) the initial training course to one or two franchisee representatives; and (b) completed all of its other material pre-opening obligations.  The Company defers revenue from the initial franchise fee until (a) commencement of operations by the franchisee; or (b) if the franchisee does not open the franchised café, (1) the date on which all pre-opening services and obligations of the Company are substantially complete, or (2) an earlier date on which the franchisee has abandoned its efforts to proceed with the franchise operations, and in either situation, the franchisee is not entitled to, and is not given, a refund of

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

the initial franchise fee.  Royalties ranging from three to five percent of net café sales are recognized in the period in which they are earned.

Rebates received from purveyors that supply products to the Company’s franchisees are included in franchise royalties and fees. Rebates related to company-owned cafés are offset against café operating costs.  Product rebates are recognized in the period in which they are earned.

The Company also recognizes a marketing and promotion fee ranging from one to three percent of net café sales which are included in franchise royalties and fees.

Marketing and Advertising Expense - The Company engages in local and regional marketing efforts by distributing advertisements, coupons and marketing materials as well as sponsoring local and regional events.   The Company recognizes marketing and advertising expense as incurred.

Share-based Compensation Expense - The Company recognizes all forms of share-based payments, including stock option grants, warrants, and restricted stock grants, at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest.

Share-based payments, excluding restricted stock, are valued using a Black-Scholes option pricing model. Share-based payment awards issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the share-based payment, whichever is more readily determinable. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period.

When computing fair value of share-based compensation, the Company considers the following variables:

•	The expected option term is computed using the “simplified” method.

•	The expected volatility is based on the historical volatility of its common stock using the daily quoted closing trading prices.

•	The risk-free interest rate assumption is based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant.

•	The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.

•	The forfeiture rate is based on the historical forfeiture rate for its unvested stock options.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled. Deferred income tax assets are reduced by valuation allowances when necessary.

Assessing whether deferred tax assets are realizable requires significant judgment. The Company considers all available positive and negative evidence, including historical operating performance and expectations of future operating performance. The ultimate realization of deferred tax assets is often dependent upon future taxable income and therefore can be uncertain. To the extent the Company believes it is more likely than not that all or some portion of the asset will not be realized, valuation allowances are established against the Company’s deferred tax assets, which increase income tax expense in the period when such a determination is made.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

Income taxes include the largest amount of tax benefit for an uncertain tax position that is more likely than not to be sustained upon audit based on the technical merits of the tax position. Settlements with tax authorities, the expiration of statutes of limitations for particular tax positions, or obtaining new information on particular tax positions may cause a change to the effective tax rate. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes on the statements of operations.

Based on its evaluation, the Company does not believe it will not have an income tax liability as of the end of its current fiscal year.

Earnings (Loss) per Share - Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities.  Basic earnings (loss) per share is computed using the weighted-average number of outstanding common stock during the applicable period.  Diluted earnings per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period.

Fair Value of Financial Instruments - The Company’s financial instruments consist of cash, accounts receivable, accounts payable, and notes payable. The recorded values of these instruments approximate fair values due to the short maturities of such instruments and the stated or imputed interest rates are commensurate with prevailing market rates for similar obligations.

Accounting Policy for Ownership Interests in Investees - The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiary, after elimination of all material intercompany accounts, transactions, and profits.

New Accounting Pronouncements - There are no recent accounting pronouncements that are expected to have a material effect on the Company’s interim unaudited financial statements.

3.           ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at November 30, 2013 and February 28, 2013:

	November 30, 2013	February 28, 2013
Accounts receivable	$252,758	$153,681
Allowance for doubtful accounts	(70,000)	(40,000)
Accounts receivable, net	$182,758	$113,681

Accounts receivable, related party	$10,629	$8,597

4.           INVENTORY

As of November 30, 2013 and February 28, 2013, inventory consisted of the following:

	November 30, 2013	February 28, 2013
Food and beverages	$45,461	$71,026
Paper products	29,846	27,485
Inventory	$75,307	$98,511

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

5.           LEASEHOLD IMPROVEMENTS, PROPERTY AND EQUIPMENT

Leasehold improvements, property and equipment consisted of the following as of November 30, 2013 and February 28, 2013:

	November 30, 2013	February 28, 2013
Café equipment	$1,231,854	$1,176,845
Signage	112,395	112,395
Furniture and fixtures	230,026	308,698
Computer equipment	126,896	151,563
Vehicles	30,342	30,342
Leasehold improvements	1,559,477	1,578,757
	3,290,990	3,358,600
Less: accumulated depreciation	(1,389,673)	(1,122,884)
Leasehold improvements, property and equipment, net	$1,901,317	$2,235,716

6.           DEFERRED REVENUE

The Company deferred franchise fee and area development agreement fee income of $316,389 and $326,500 as of November 30, 2013 and February 28, 2013, respectively.  Of the total amount deferred, and as reflected on the balance sheets, an allocation has been made to a related party classification.  See Note 13.

7.           NOTES PAYABLE, RELATED PARTY

In January 2013, in connection with the Rocky Mountain Transaction, the Company purchased leasehold improvements, property and equipment for six Aspen Leaf Yogurt cafés from RMCF in exchange for $900,000 in notes payable.  Interest accrues on the unpaid principal balances of the notes at the rate of 6% per annum, compounded annually, and the notes require monthly payments of principal and interest over a five-year period beginning January 2014 in the case of the recourse notes and January 2015 in the case of the non-recourse notes.  Payment of the notes is secured by a security interest in the six Aspen Leaf Yogurt cafés acquired.

In November 2013, the Company closed four of its under-performing company-owned Aspen Leaf Yogurt cafés and wrote off $400,000 in non-recourse notes payable together with accrued interest of $20,991.  See also Note 14.

In July 2013, the Company executed promissory notes with RMCF for the purchase and installation of equipment necessary to convert two company-owned cafés into co-branded RMCF and U-Swirl cafés.  Interest accrues on the notes at the rate of 6% per annum, compounded annually and capitalized during the course of construction.  The notes require monthly payments of principal and interest over a five-year period beginning in October 2013.  Payment of the notes is secured by a security interest in all of the equipment purchased with the proceeds of the notes.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

As of November 30, 2013, notes payable due to RMCF consisted of the following:

	Principal	Accrued Interest	Total

Full-recourse, secured, due 12/14/18	$500,000	$26,239	$526,239
Construction loans, secured, due 9/15/18	120,927	1,745	122,672
Balance	620,927	27,984	648,911
Less: current maturities	(107,168)	-	(107,168)
Long-term obligations	$513,759	$27,984	$541,743

The following table summarizes our note payable obligations and related accrued interest as of November 30, 2013:

For the Fiscal Year Ended February 28 or 29:	Amount

2014	$19,829
2015	117,315
2016	124,392
2017	131,897
2018	139,854
Thereafter	115,624
Total minimum payments	648,911
Less: current maturities	(107,168)

Long-term obligations	$541,743

8.           FRANCHISE ROYALTIES AND FEES

During the nine months ended November 30, 2013 and 2012, the Company recognized the following franchise royalties and fees:

	November 30, 2013	November 30, 2012
Royalty income	$603,167	$222,297
Franchise fee income	53,111	95,000
Rebate income from purveyors that supply products to franchisees	317,610	102,520
Marketing fees	101,377	-
Franchise royalties and fees	$1,075,265	$419,817

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

9.           OCCUPANCY AND RELATED EXPENSES

Occupancy and related expenses consist of the following for the nine months ended November 30, 2013 and 2012:

	November 30, 2013	November 30, 2012
Rent	$464,425	$240,933
Real estate taxes, insurance and CAM fees	108,156	39,080
Utilities	110,823	63,342
Occupancy and related expenses	$683,404	$343,355

10.           STOCKHOLDERS’ EQUITY

In August 2013, the Company issued 750,000 shares of common stock previously recorded to common stock payable.

During the nine months ended November 30, 2013, the Company issued 37,500 shares of common stock pursuant to the exercise of common stock options for total gross proceeds of $12,750.

In November 2013, a warrant-holder exercised warrants into 105,688 shares of the Company’s common stock for total gross proceeds of $50,730.  As of November 30, 2013 those shares had not been issued and have been recorded to common stock payable.

The following is a summary of the Company’s non-vested restricted stock activity:

	Non-vested Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Vesting Period

Outstanding - December 31, 2012	-	$-	-
Granted	759,999	0.1275	5.00 years
Vested	-	-	-
Forfeited/Cancelled	-	-	-
Outstanding - February 28, 2013	759,999	0.1275	4.88 years
Granted	-	-
Vested	-	-
Forfeited/Cancelled	-	-
Outstanding - November 30, 2013	759,999	$0.1275	4.12 years

During the nine months ended November 30, 2013 and 2012, the Company expensed $14,535 and $0 related to restricted common stock grants, respectively.

11.	STOCK OPTIONS

On June 27, 2007, the stockholders of our Company adopted the 2007 Stock Option Plan which currently permits the granting of options to purchase up to 1,515,208 shares.  The 2007 Stock Option Plan will remain in effect until it is terminated by the board of directors except that no incentive stock option will be granted after June 26, 2017.  On April 20, 2011, the stockholders of our Company adopted the 2011 Stock Option Plan which permits the granting of options to purchase up to 750,000 shares.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

The following is a summary of the Company’s stock option activity:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Average Intrinsic Value

Outstanding - December 31, 2012	962,000	0.36	3.58 years	-
Granted	-	-
Exercised	-	-
Forfeited/Cancelled	-	-
Outstanding - February 28, 2013	962,000	$0.36	3.41 years	$34,830
Granted	-	-
Exercised	(37,500)	0.34
Forfeited/Cancelled	(25,000)	0.28
Outstanding - November 30, 2013	899,500	$0.36	2.55 years	$425,850
Exercisable – November 30, 2013	899,500	$0.36	2.55 years	$418,975

During the nine months ended November 30, 2013 and 2012, the Company expensed $38,977 and $87,557 related to stock option grants, respectively.

12.           WARRANTS

The following is a summary of the Company’s warrant activity:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Average Intrinsic Value

Outstanding - December 31, 2012	5,111,500	5.31	1.45 years	$18,000
Granted	9,110,250	4.61
Exercised	-	-
Forfeited/Cancelled	(150,000)	6.12
Outstanding - February 28, 2013	14,071,750	$4.61	1.32 years	$52,245
Granted	-	-
Exercised	(105,688)	-
Forfeited/Cancelled	(7,691,250)	8.44
Outstanding - November 30, 2013	6,274,812	$0.60	2.11 years	$1,799,775
Exercisable - November 30, 2013	2,189,782	$0.65	1.90 years	$532,299

During the nine months ended November 30, 2013 and 2012, the Company expensed $0 and $0 related to stock warrants issued, respectively.

13.           RELATED PARTY TRANSACTIONS

The Company was owed $10,629 and $8,597 as of November 30, 2013 and February 28, 2013, respectively, from a U-Swirl franchisee that is owned and operated by the grandchildren of the Company’s Chief Marketing Officer.  The corporate secretary and treasurer of the franchisee is also the Company’s corporate secretary.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

As of November 30, 2013 and February 28, 2013, the Company owed $145,325 and $11,792 to RMCF for inventories, restaurant equipment and various operating expenses, respectively.  See also Note 7, Notes Payable, Related Party.

As of November 30, 2013 and February 28, 2013, the Company had deferred revenue of $30,000 and $30,000, respectively, from an area developer in which the Company’s Chief Executive Officer and Chief Operating Officer have a minority interest.

14.           COMPANY-OWNED STORE CLOSURES

In November 2013 the Company closed four under-performing company-owned Aspen Leaf Yogurt cafés.  The operation of these locations was transferred to the Company in January 2013 in connection with the Rocky Mountain Transaction.

The Company acquired the assets associated with these locations in exchange for $400,000 in non-recourse notes payable.  Prior to the closing of these locations the Company had recorded $420,991 in notes payable and accrued interest.  See also Note 7.

Consistent with the non-recourse note agreements, the Company returned the assets underlying the notes to RMCF, the note holder.  The Company subsequently entered into an agreement to purchase certain assets salvaged from these closed locations.  The Company has agreed to pay $177,500 to RMCF for the assets salvaged from these locations and believes that this approximates the predecessor cost of these assets.

The closure of these locations resulted in the following accounting treatment:

Reduction in property and equipment	$400,000
Reduction in depreciation expense	44,755
Reduction in notes payable, related party	400,000
Reduction in interest expense	20,991
Increase in equipment not in service	177,500
Increase in accounts payable, related party	177,500

15.           SUBSEQUENT EVENTS

In January 2014, the Company issued 105,688 shares of common stock previously recorded to common stock payable and a warrant to purchase up to 105,688 shares of restricted common at $0.60 per share and expiring in October 2015.

In January 2014, the Company issued 12,500 shares of common stock pursuant to the exercise of common stock options for total gross proceeds of $3,500.

In January 2014, the Company acquired the business assets of two operators and franchisors of self-serve frozen yogurt cafés, CherryBerry Enterprises, LLC (“CherryBerry”) and Yogli Mogli, LLC (“Yogli Mogli”), thereby adding 182 cafés.  CherryBerry and certain affiliates were acquired for approximately $4.25 million in cash and 4,000,000 shares of the Company’s common stock.  Yogli Mogli was acquired for $2.15 million in cash and 277,778 shares of the Company’s common stock.  RMCF provided the funding for these acquisitions through a convertible note, which is secured by all of the Company’s assets.

Management evaluated all activity of the Company through the issue date of the financial statements and concluded that no other subsequent events have occurred that would require recognition or disclosure in the financial statements.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and the related notes included in this report.  This discussion contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ significantly from those projected in the forward-looking statements as a result of many factors.

History and Overview

We were incorporated under the laws of the state of Nevada on November 14, 2005 to own and operate EVOS fast food franchises as “Healthy Fast Food.”  We opened two EVOS locations, using the proceeds from private placements and from our initial public offering that was completed in March 2008.

After experiencing continued operating losses with our EVOS restaurants, we decided to diversify into another healthy fast food concept and acquired the worldwide rights to U-Swirl Frozen Yogurt (“U-Swirl”) on September 30, 2008.  We opened our first company-owned U-Swirl café in the Las Vegas MSA in March 2009, and we have since developed five more company-owned cafés in the Las Vegas MSA.

We began marketing franchises in November 2008.  As of December 31, 2012, we had 24 franchised cafés and six company-owned cafés in operation in 10 different states.

Beginning in 2011, we recognized that (1) the frozen yogurt retail market was experiencing an influx of small chains; (2) if we could grow by acquisition, we could achieve profitability by attaining an economy of scale with respect to our operations; and (3) we could use our common stock, rather than cash, to make these acquisitions.  We entered into acquisition discussions with several frozen yogurt retail operators and our discussions culminated with the closing of the RMCF transaction in January 2013 in which we acquired six Aspen Leaf cafés and the franchise rights to Aspen Leaf Yogurt (“ALY”) and Yogurtini self-serve frozen yogurt chains from RMCF in exchange for a 60% controlling ownership interest in our company, promissory notes in the aggregate amount of $900,000, and a warrant that allows RMCF to maintain its pro rata ownership interest if any of our existing stock options and/or warrants are exercised.

In October 2013, we acquired the franchise rights to nine self-serve frozen yogurt cafés, and license agreements to two self-serve frozen yogurt cafés from Josie’s Frozen Yogurt, LLC (“Josie’s”).

As of November 30, 2013, we had 8 company-owned cafés and 77 franchised cafés in 26 different states.  Management is focusing its efforts on nurturing its relationship with the ALY, Yogurtini and Josie’s franchisees, studying each franchise system in order to identify the best practices from each, and integrating these best practices into a single system which will be implemented in the future.

Management is also continuing its efforts to expand product offerings, including co-branding arrangements.  Some of the cafés will have co-branded RMCF products, while others may have co-branding arrangements with different entities.

In addition, we have recently launched the offering of U-Swirl-n-Go Store franchises, which are limited-product stores within non-traditional locations, such as convenience stores, airports, hotels and other mass gathering areas.  The initial investment for these franchises is substantially less and flat royalty fees, instead of fees based on a percentage of revenues, are charged.  We currently anticipate that the first U-Swirl-n-Go location will be opened in mid-2014.

Since we are now a subsidiary of RMCF, we changed our fiscal year-end to that of RMCF, which is the last day of February.  We filed a transition report for the two months ended February 28, 2013.

Results of Operations

Three Months Ended November 30, 2013. For the three months ended November 30, 2013, company-owned U-Swirl cafés generated $742,377 in sales, net of discounts, as compared to sales of $487,216 for the comparable period in 2012, an increase of 52%.  The increase is due primarily to an increase in the number of company-owned locations - ranging from 8 to 12 for the 2013 period, as compared to 6 for the 2012 period.

Our 2013 café operating costs were $735,912 or 99% of net sales revenues, resulting in café operating profit of $6,465.  For 2012, our café operating costs were $411,077, or 84% of net sales revenues, resulting in café operating profit of $76,139.  During this period, several company-owned cafés experienced lower than expected sales while still incurring indirect labor, occupancy and related expenses.  As a result, in November 2013, we closed four under-performing Aspen Leaf Yogurt cafés.

For 2013, we generated franchise fee income of $4,750, royalty income of $162,387, rebate income of $106,672 and marketing fees of $23,312 (a total of $297,121) as compared to franchise fee income of $20,000, royalty income of $64,221, rebate income of $34,272 and marketing fees of $0 (a total of $118,493) in 2012.  During the three months ended November 30, 2013, we had 77 franchised cafés in operation for all or part of that period, as compared to 24 during 2012.

Marketing and advertising expenses were $73,511 for the 2013 period as compared to $18,610 for the 2012 period.  This increase is a result of an increased volume of print ads, radio advertising and store promotions offered during 2013 as well as the hiring of a full-time Marketing Consultant and a full-time Marketing Coordinator.

For the three months ended November 30, 2013, general and administrative expense increased by $127,627 (52%) due to additional labor allocated to operations support and one-time expenses related to the acquisition of the Josie’s franchise system, as well as additional expenses required to close four corporate Aspen Leaf stores.  Expenses included travel, severance, loss of inventory and equipment moving costs.

Depreciation and amortization expense decreased by $16,256 (21%), due to the reduction in fixed assets associated with the closure of four under-performing Aspen Leaf Yogurt cafés in November 2013.

Despite the increased revenues, we generated an increased loss from operations of $203,983 in 2013, as compared to a loss of $146,665 in 2012 due to the increased expenses, as described above.

We delivered $900,000 in promissory notes to ALY in January 2013 as part of the consideration for the ALY frozen yogurt chain.  Interest accrues on these notes at the rate of 6% per annum, compounded annually.  In connection with the closure of four under-performing locations, $400,000 of these notes were written off, together with accrued interest of $20,991 in November 2013, Accordingly, for the three months ended November 30, 2013, we recorded interest expense of $14,624, offset by the removal of $20,991 in accumulated interest on the $400,000 in notes that were written off, resulting in a credit to interest expense of $6,367.  For the comparable three-month period in 2012, we incurred interest expense of $555.

As a result of the factors described above, we generated a net loss of $197,616 for the 2013 period, as compared to a net loss of $146,781 for the comparable 2012 period.

Nine Months Ended November 30, 2013. For the nine months ended November 30, 2013, company-owned U-Swirl cafés generated $3,374,099 in sales, net of discounts, as compared to sales of $1,877,288 for the comparable period in 2012, an increase of 80%.  The increase is due primarily to an increase in the number of company-owned locations - ranging from 8 to 14 for the 2013 period, as compared to 6 for the 2012 period.

Our 2013 café operating costs were $2,665,054 or 79% of net sales revenues, resulting in café operating profit of $709,045.  For 2012, our café operating costs were $1,378,552, or 73% of net sales revenues, resulting in café operating profit of $498,736.  During this period, several company-owned cafés experienced lower than expected sales while still incurring indirect labor, occupancy and related expenses.  As a result, in November 2013, we closed four under-performing Aspen Leaf Yogurt cafés.

For 2013, we generated franchise fee income of $53,111, royalty income of $603,167, rebate income of $317,610 and marketing fees of $101,377 (a total of $1,075,265) as compared to franchise fee income of $95,000, royalty income of $222,297, rebate income of $102,520 and marketing fees of $0 (a total of $419,817) in 2012.  During the nine months ended November 30, 2013, we had 77 franchised cafés in operation for all or part of that period, as compared to 24 during 2012.

Marketing and advertising expenses were $162,265 for the 2013 period as compared to $57,249 for the 2012 period.  This increase is a result of an increased volume of print ads, radio advertising and store promotions offered during 2013 as well as the hiring of a full-time Marketing Consultant and a full-time Marketing Coordinator.

For the nine months ended November 30, 2013, general and administrative expense increased by $341,960 (40%) due to hiring two additional full time Franchise support personnel, as well as one-time costs associated with integration of Yogurtini, Aspen Leaf, and the purchase and integration of Josie’s franchise systems.

Depreciation and amortization expense increased by $41,152 (18%), due to the inclusion of additional fixed assets purchased in connection with the acquisition of additional company-owned cafés in January 2013 in the transaction with RMCF, offset by the reduction in fixed assets associated with the closure of four under-performing Aspen Leaf Yogurt cafés in November 2013.

Primarily as a result of the increased revenues, we generated income from operations of $150,909 in 2013, as compared to a loss of $226,720 in 2012.

Interest expense increased by $19,928 for the 2013 period due to the $900,000 in promissory notes delivered to ALY in January 2013 as part of the consideration for the ALY frozen yogurt chain.    While $400,000 of these notes were written off, together with accrued interest of $20,991 in November 2013, interest accrued on those notes at the rate of 6% per annum, compounded annually, for most of the period.

As a result of the factors described above, we generated net income of $130,255 for the 2013 period, as compared to a net loss of $226,672 for the comparable 2012 period.

Liquidity and Financial Condition

At November 30, 2013, we had working capital of $99,004 and cash of $556,053.  At February 28, 2013, we had a working capital deficit of $61,045 and cash of $358,527.

For the nine months ended November 30, 2013, we had net income of $130,255.  Operating activities provided cash of $347,690, with the principal adjustment to reconcile the net income to net cash provided by operating activities being depreciation and amortization of $272,266.  During the comparable 2012 period, we had a net loss of $226,672, and operating activities used cash of $15,835.  The principal adjustment to reconcile the net loss to net cash provided by operating activities was depreciation and amortization of $231,114.

During 2013, investing activities used cash of $335,322, primarily due to purchases of equipment totaling $337,867.  This includes the purchase and installation of equipment necessary to convert two company-owned cafés into co-branded RMCF and U-Swirl cafés.  These co-branded cafés opened in October 2013.  In November 2013, we also entered into an agreement with RMCF to purchase certain assets salvaged from the closed company-owned ALY cafés.  In comparison, investing activities used cash of $4,141 during the 2012 period primarily due to the purchase of a company vehicle in October 2012.

Financing activities provided cash of $185,158 in 2013, with $126,170 being proceeds of a construction loan from RMCF for the purchase and installation of equipment necessary to convert two company-owned cafés into co-branded RMCF and U-Swirl cafés.  Interest accrues on those notes at the rate of 6% per annum, compounded annually and capitalized during the course of construction.  We also received $63,480 from the exercise of stock options and warrants.  During the comparable 2012 period, we used $3,650 for payments on a capital lease obligation.

Accounts receivable increased from $113,681 at February 28, 2013 to $182,758 at November 30, 2013, as a direct result of the increase in rebate and royalty revenues.  We increased our allowance for doubtful accounts from $40,000 at February 28, 2013 to $70,000 at November 30, 2013 to reflect the increase in the exposure to losses based on the increase in our franchise base and related receivables.

 The increase in prepaid expenses to $131,383 at November 30, 2013 from $24,592 at February 28, 2013 reflects the timing of payment of prepaid rents, insurance premiums and professional fees.

Accounts payable, related party, increased from $11,792 at February 28, 2013 to $145,325 at November 30, 2013 due to an agreement with RMCF to purchase certain assets salvaged from the four under-performing Aspen Leaf Yogurt cafés that we closed in November 2013.

At November 30, 2013 and February 28, 2013, we recorded a total of $316,389 and $326,500 of deferred revenue, respectively, in connection with the development fees from area development agreements signed prior to those respective dates.  Of the total amount deferred, and as reflected on the balance sheets, an allocation has been made to a related party classification.  Pursuant to the terms of the agreements, we will recognize franchise fee revenue upon the opening of each café within the respective territories and other criteria listed in Note 2 in the financial statements.

Contractual Obligations

In January 2013, in connection with the Rocky Mountain Transaction, the Company purchased leasehold improvements, property and equipment for six Aspen Leaf Yogurt cafés from RMCF in exchange for $900,000 in notes payable.  Interest accrues on the unpaid principal balances of the notes at the rate of 6% per annum, compounded annually, and the notes require monthly payments of principal and interest over a five-year period beginning January 2014 in the case of the recourse notes and January 2015 in the case of the non-recourse notes.  Payment of the notes is secured by a security interest in the six Aspen Leaf Yogurt cafés acquired.

In November 2013, we closed four of our company-owned Aspen Leaf cafés and wrote off $400,000 in non-recourse notes payable together with accrued interest of $20,991.  These four cafés were under-performing at the time of their purchase in the Rocky Mountain Transaction and thus were purchased with non-recourse notes.  We entered into an agreement to purchase certain assets salvaged from these closed locations for $177,500 from RMCF, with the goal of deploying these assets in locations which will be profitable.

In July 2013, the Company executed promissory notes with RMCF for the purchase and installation of equipment necessary to convert two Company-owned cafés into co-branded RMCF and U-Swirl cafés.  Interest accrues on the notes at the rate of 6% per annum, compounded annually and capitalized during the course of construction.  The notes require monthly payments of principal and interest over a five-year period beginning in October 2013.  Payment of the notes is secured by a security interest in all of the equipment purchased with the proceeds of the notes.

The following table summarizes our obligations and commitments to make future payments for the periods specified as of November 30, 2013:

For the Fiscal Year Ended February 28 or 29:	Operating Leases	Notes Payable	Total

2014	$99,675	$19,829	$119,504
2015	205,413	117,315	322,728
2016	55,329	124,392	179,721
2017	44,961	131,897	176,858
2018	45,894	139,854	185,748
Thereafter	35,506	115,624	151,130
Total minimum payments	486,778	648,911	1,135,689
Less: current maturities	(277,300)	(107,168)	(384,468)

Long-term obligations	$209,478	$541,743	$751,221

Plan of Operations

The amounts set forth in the Contractual Obligations table, together with approximately $135,000 per month to cover our fixed overhead expenses, are what we require to maintain our existing operations, which now include the ALY, Yogurtini, and Josie’s Frozen Yogurt chains.  Although we have historically experienced losses from operations, including recently, based on our current projections which assume a continued increase in revenues, we believe that the operation of our eight company-owned cafés and revenues from franchise royalties and fees will provide sufficient cash to maintain our existing operations indefinitely.

For the current fiscal year ending February 2014, we anticipate significantly increased revenues from franchise royalties and fees with the inclusion of the ALY, Yogurtini and Josie’s chains.  We expect that our non-café operating expenses will increase over 2012 levels, as we do not anticipate achieving expected economy of scale savings until fiscal 2015 at the earliest.  RMCF has agreed to loan us up to $250,000 during each fiscal year to support our working capital needs.  Interest would accrue on this loan at the rate of 6% per annum and would be repaid no earlier than March 1, 2014 on terms to be negotiated with RMCF.

In January 2014, we acquired the business assets of two operators and franchisors of self-serve frozen yogurt cafés, CherryBerry Enterprises, LLC (“CherryBerry”) and Yogli Mogli, LLC (“Yogli Mogli”), thereby adding 182 cafés.  CherryBerry and certain affiliates were acquired for approximately $4.25 million in cash and 4,000,000 shares of our common stock.  Yogli Mogli was acquired for $2.15 million in cash and 277,778 shares of our common stock.  RMCF provided the funding for these acquisitions through a convertible note, which is secured by all of our assets.

We will continue to look for expansion opportunities through acquisitions, as we believe that the self-serve frozen yogurt industry is fragmented with many small, undercapitalized chains whose owners lack the ability to expand or a viable exit strategy.  Such acquisitions may be completed using cash, shares of our stock, or a combination of both for the purchase consideration.  In those cases, it is possible that our shares may be valued at less than the then current trading price for the stock.

While we have experienced profitable quarters for the six months ended August 31, 2013, we note that we are subject to seasonal fluctuations in sales, which cause fluctuations in quarterly results of operations.  Historically, the strongest sales of frozen yogurt have occurred in spring and summer months and our weakest sales have occurred during the winter months.  Accordingly, we incurred a net loss of $197,616 for the quarter ended November 30, 2013 and we do not anticipate profitable operations for the quarter ending February 28, 2014.  Our new co-branded locations represent our efforts to address the seasonal fluctuations in sales, as demand for gourmet chocolate products is stronger during the fall, winter and spring seasons.

Summary of Significant Accounting Policies

Inventories.  Inventories consisting of food, beverages and supplies are stated at the lower of cost (FIFO) or market, including provisions for spoilage commensurate with known or estimated exposures which are recorded as a charge to cost of sales during the period spoilage is incurred.  We did not incur significant charges to cost of sales for spoilage during the periods ended November 30, 2013 and February 28, 2013.

Leasehold improvements, property and equipment.  Leasehold improvements, property and equipment are stated at cost less accumulated depreciation.  Expenditures for property acquisitions, development, construction, improvements and major renewals are capitalized.  The cost of repairs and maintenance is expensed as incurred.  Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 5 to 10 years.  Leasehold improvements are amortized over the shorter of the lease term, which generally includes reasonably assured option periods, or the estimated useful lives of the assets.  Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected as a gain or loss from operations.

Deposits.  Deposits consist of security deposits for multiple locations and a sales tax deposit held with the state of Nevada.

Revenue recognition policy.  We recognize revenue once pervasive evidence that an agreement exists; the product or service has been rendered; the fee is fixed and determinable; and collection of the amount due is reasonably assured.

Revenue from company-owned café sales is recognized when food and beverage products are sold.  Café sales are reported net of sales discounts.

Revenue earned as a franchisor is derived from cafés in our worldwide territory and includes initial franchise fees and royalties.  Initial franchise fee revenue from the sale of a franchise is recognized when we have substantially performed or satisfied all of our material obligations relating to the sale up through the point at which the franchisee is able to open the franchised café, and we have no intention of refunding the entire initial franchise fee or forgiving an unpaid note for the entire initial franchise fee.  Substantial performance has occurred when we have (a) performed substantially all of the initial services required by the franchise agreement, such as providing to the franchisee (1) a copy of the Operations Manual; (2) assistance in site selection and selection of suppliers of equipment, furnishings, and food; (3) lease review and comments about the lease; and (4) the initial training course to one or two franchisee representatives; and (b) completed all of our other material pre-opening obligations.  We defer revenue from the initial franchise fee until (a) commencement of operations by the franchisee; or (b) if the franchisee does not open the franchised café, (1) the date on which all pre-opening services and our obligations are substantially complete, or (2) an earlier date on which the franchisee has abandoned its efforts to proceed with the franchise operations, and in either situation, the franchisee is not entitled to, and is not given, a refund of the initial franchise fee.  Royalties ranging from three to five percent of net café sales are recognized in the period in which they are earned.

Rebates received from purveyors that supply products to our franchisees are included in franchise royalties and fees.  Rebates related to company-owned cafés are offset against café operating costs.  Product rebates are recognized in the period in which they are earned.

We also recognize a marketing and promotion fee ranging from one to three percent of net Aspen Leaf Yogurt and Yogurtini café sales which are included in franchise royalties and fees.

Share-based Compensation.  We recognize all forms of share-based payments, including stock option grants, warrants, and restricted stock grants, at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest.

Share-based payments are valued using a Black-Scholes option pricing model. Share-based payment awards issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the share-based payment, whichever is more readily determinable. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period.

When computing fair value, we have considered the following variables:

•	The expected option term is computed using the “simplified” method.

•	The expected volatility is based on the historical volatility of our common stock based on the daily quoted closing trading prices.

•	The risk-free interest rate assumption is based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant.

•	We have not paid any dividends on common stock since our inception and do not anticipate paying dividends on our common stock in the foreseeable future.

•	The forfeiture rate is based on the historical forfeiture rate for our unvested stock options.

Recently Issued Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have a material effect on our interim unaudited financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required for smaller reporting companies.

ITEM 4.  CONTROLS AND PROCEDURES

As required by SEC rules, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures at the end of the period covered by this report.  This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and interim principal financial officer.  Based on this evaluation, this officer has concluded that the design and operation of our disclosure controls and procedures are effective.  There were no changes in our internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and interim principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

PART II - OTHER INFORMATION

Item 1.	Legal Proceedings

None.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.         Other Information

None.

Item 6.	Exhibits

Regulation S-K Number	Exhibit
2.1	Asset Purchase Agreement between U-Swirl, Inc. and Aspen Leaf Yogurt, LLC dated January 14, 2013 (1)
2.2	Membership Interest Purchase Agreement between U-Swirl, Inc. and Rocky Mountain Chocolate Factory, Inc. dated January 14, 2013 (1)
3.1	Amended and Restated Articles of Incorporation (2)
3.2	Amended Bylaws (2)
3.3	Certificate of Amendment to Articles of Incorporation filed April 22, 2011(3)
4.1	Form of common stock certificate (4)
4.2	Form of Class C warrant (included in Exhibit 4.3)
4.3	Form of 2010 Warrant Agreement between the Registrant and Computershare Trust Company, N.A. (5)
4.4	Form of Representative’s Purchase Warrants (6)
4.5	Warrant issued to Rocky Mountain Chocolate Factory, Inc. (1)
10.1	2007 Stock Option Plan, as amended (2)
10.2	2011 Stock Option Plan (3)
10.3	Form of Recourse Notes (1)
10.4	Form of Non-Recourse Notes (1)
10.5	Form of Security Agreement between U-Swirl, Inc. and Aspen Leaf Yogurt, LLC (1)
10.6	Investor Rights Agreement between U-Swirl, Inc. and Rocky Mountain Chocolate Factory, Inc. dated January 14, 2013 (1)
10.7	Investor Rights Agreement between U-Swirl, Inc. and Aspen Leaf Yogurt, LLC dated January 14, 2013 (1)
10.8	Voting Agreement among U-Swirl, Inc., Henry Cartwright, Ulderico Conte, Terry Cartwright, Rocky Mountain Chocolate Factory, Inc. and Aspen Leaf Yogurt, LLC dated January 14, 2013 (1)
10.9	Form of Employment Agreement between U-Swirl, Inc. and its executive officers (1)
10.10	Form of Restricted Stock Agreement (included in Exhibit 10.9)

Regulation S-K Number	Exhibit
10.11	Intercompany Advance Agreement between Rocky Mountain Chocolate Factory, Inc. and U-Swirl, Inc. dated March 27, 2013 (7)
10.12	Secured Promissory Notes dated July 16, 2013 to Rocky Mountain Chocolate Factory, Inc. (8)
31.1	Rule 13a-14(a) Certification of Chief Executive Officer and interim Chief Financial Officer
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer and interim Chief Financial Officer
101*
Financial statements from the Quarterly Report on Form 10-Q of U-Swirl, Inc. for the quarterly period ended November 30, 2013, formatted in XBRL: (i) the Balance Sheets; (ii) the Statements of Operations; (iii) the Statements of Cash Flows; and (iv) the Notes to Financial Statements

_______________
(1)	Incorporated by reference to the exhibits to the registrant’s current report on Form 8-K, file number 0-53130, filed January18, 2013.
(2)	Incorporated by reference to the exhibits to the registrant’s registration statement on Form S-1, file number 333-145360, filed August 13, 2007.
(3)	Incorporated by reference to the exhibits to the registrant’s current report on Form 8-K, file number 0-53130, filed April 26, 2011.
(4)	Incorporated by reference to the exhibits to the registrant’s amended registration statement on Form S-1, file number 333-145360, filed March 11, 2008.
(5)	Incorporated by reference to the exhibits to the registrant’s amended registration statement on Form S-1, file number 333-164096, filed August 18, 2010.
(6)	Incorporated by reference to the exhibits to the registrant’s amended registration statement on Form S-1, file number 333-164096, filed October 20, 2010.
(7)	Incorporated by reference to the exhibits to the registrant’s annual report on Form 10-K, file number 0-53130, for the fiscal year ended December 31, 2012, filed March 29, 2013.
(8)	Incorporated by reference to the exhibits to the registrant’s quarter report on Form 10-Q for the quarter ended August 31, 2013, file number 0-53130, filed October 15, 2013.

*In accordance with Rule 406T of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement of other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

U-SWIRL, INC.

January 21, 2014	By:	/s/ Ulderico Conte
Ulderico Conte, Chief Executive Officer
and Interim Chief Financial Oficer